SUPPLEMENT TO PROSPECTUS


                      RENAISSANCE COSMETICS, INC.

OFFER TO EXCHANGE ITS 11 3/4% SENIOR NOTES DUE 2004 WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT FOR ANY AND ALL OF ITS OUTSTANDING 11 3/4% SENIOR NOTES DUE 2004

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THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON JUNE 10,
1997, UNLESS EXTENDED.

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                              INTRODUCTION

            This Supplement (the "Supplement") amends and supplements the Prospectus, dated May 8, 1997 (the "Prospectus"), of Renaissance Cosmetics, Inc., a Delaware corporation (the "Company"), and Renaissance Guarantor, Inc., a Delaware corporation (the "Guarantor"). The Prospectus was distributed to holders of the Company's outstanding 11 3/4% Senior Notes due 2004 in connection with the Company's offer to exchange its 11 3/4% Senior Notes due 2004 (the "New Notes") which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement of which the Prospectus is a part, for a like principal amount of its outstanding 11 3/4% Senior Notes due 2004 (the "Existing Notes") upon the terms and subject to the conditions set forth in the Prospectus and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer").

            This Supplement should be read in conjunction with the Prospectus and is subject to the restrictions and limitations set forth in the forepart thereof as though such restrictions and limitations were set forth in full herein. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Prospectus. Cross references made herein shall be references to the Prospectus as amended and supplemented hereby.

                          RECENT DEVELOPMENTS

DEATH OF THOMAS V. BONOMA

            On May 21, 1997, Thomas V. Bonoma, former Chairman and Chief Executive Officer of the Company, died suddenly. A copy of the press release issued by the Company in connection therewith is reprinted on the reverse side hereof. The Company had key man life insurance on Dr. Bonoma in an amount equal to $5.0 million.

            On May 28, 1997, at a special Meeting of the Board of Directors of the Company, the Board appointed Norbert Becker, the President of the Company, as Chief Executive Officer and Director. In addition, on May 28, 1997, the Board of Directors of the Guarantor appointed Mr. Becker as the Chief Executive Officer and President. The Company believes that the Company's management team, headed by Mr. Becker, will be able to continue to successfully carry out the Company's existing business strategy. There can, however, be no assurance that the loss of services of Dr. Bonoma will not have a material adverse effect on the Company's operations. See "Risk Factors - Dependence on Key Personnel."

              The date of this Supplement is June 3, 1997.



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For Immediate Release         Contact:  John Jackson 212-521-5916



New York, New York; May 22, 1997.  Norbert Becker, President and Chief
Operating Officer of Renaissance Cosmetics, Inc. issued a statement this morning announcing that Dr. Thomas V. Bonoma, Chairman, Chief Executive Officer and founder of Renaissance Cosmetics, died suddenly last evening, May 21, 1997.

Mr. Becker said, "We mourn the unexpected loss of our friend and Chairman, whose vision and energy created Renaissance. The management team that Tom so carefully assembled and empowered will continue to work to make his dreams a reality."

Renaissance Cosmetics, Inc. was founded in June of 1994, inspired by Dr. Bonoma's business philosophy based on the inherent strength of brand equity. In less than three years, Dr. Bonoma's strategy of revitalizing underperforming and undermarketed brands has enabled Renaissance to acquire fragrance and cosmetics brands representing annualized net sales in excess of $280 million. He carefully assembled a seasoned management team which has made Renaissance a leader in the mass market artificial nail care and fragrance categories.

William Kidd, who co-founded Renaissance Cosmetics with Dr. Bonoma and represents the Company's largest shareholder, stated, "We are all grateful for the opportunity to have known and worked with Tom Bonoma, who was a true visionary and one of the most talented businessmen I've ever known. It is a tribute to his management skill and foresight that he assembled a management team that is one of the strongest in the industry and, with them, built a business that is well on its way to being a dominant player in the mass market fragrance and cosmetics arena."

Mr. Kidd continued, "Tom Bonoma was an extraordinary man who created a powerfully focused management culture and business strategy at Renaissance Cosmetics. I will work with and fully support Norbert Becker and the rest of the Renaissance team as they continue to enhance the success that they've already achieved. I have every confidence that Renaissance Cosmetics will be a shining legacy to Tom Bonoma's business philosophies and vision."

Dr. Bonoma is survived by his wife Elaine and their sons Thomas, Matthew, Benjamin and Jonathan.